Exhibit 6.5

Letter of Intent of Issuer Subscription

To:	Primeline (Hong Kong) Limited (hereafter the "Company") Represented by Steven John Payne +63 02 465 9000

&

SmartCard Marketing Systems Inc. (Issuer)
20c Trolley Square, Wilmington .Delaware, USA, 19806
Represented by Massimo Barone CEO& Founder
1-844-THE-PAYMENT

The following Letter of Intent between the parties is an undertaking ("Agreement") that sets out the basic terms upon which SmartCard Marketing Systems Inc the Issuer has agreed to authorize the subscription of its common class A shares with an existing partner relationship Primeline (Hong Kong) Limited the subscriber which it has entered a business relationship with. These terms are not comprehensive and additional terms, including reasonable warranties and representations, are expected to be incorporated into an additional agreement that will make up the final "Subscribed Agreement" for the total purchase of shares of OTC:SMKG.

Terms agreed:

As agreed upon on February 20th 2017 the company and its officers through their holding company in Hong Kong have agreed to the following subscription;

The undertaking to acquire 25% (twenty-five) percent of the company common class A shares of SmartCard Marketing Systems Inc the Issuer for $1,000,000.00 USD (one million dollars).

Whereas, the transaction will follow the prescribed disbursement schedule of $10,000.00 USD deposit upon signing of the LOI which is 1% of the total amount thereafter 33% of the 100% upon signing of the LOI to formalize the subscription and treasury reservation for the $1,000,000.00 USD (one million, two hundred fifty thousand) dollars. The date of designated by Primeline Hong Kong Limited for the 1st disbursement is the period between March 6th to the 17th of 2017.

The second disbursement on the 45th (forty five) days from signing of the LOI, for the 2nd of 66% of the 100% of the subscription.

The 3rd and final disbursement completing the treasury purchase subscription for thee 100% completing on the 90th (ninety days) from signing of the LOI share purchase of 25% (twenty five) percent of the fully diluted shares of SmartCard Marketing Systems Inc.

Whereas SmartCard Marketing Systems Inc has also attached a signing bonus of 5,000,000 (five million) options at a price per share (PPS) of $0,065 good for a period of 14 (fourteen) months from the date of signing the LOI subscription.

In addition to the subscription purchase a 1 for 8 right to acquire additional shares of SmartCard Marketing Systems Inc. common class A shares from treasury for a period of 18 months with a 20% market discount with a floor price per share of $0,075. The subscriber of the right must advise the company 5 business days before the subscription in writing of which the price of the purchase of the shares will be on the 5th business trading day closing at 4:30 pm closing average price of the day. The subscriber of the shares must pay the shares within a 3 business days of the request and paid up in full.

The company SmartCard Marketing Systems Inc will also allocated one advisory board seat upon the 2nd disbursement completion and an additional seat on the board upon the completion of the final subscription purchase for $1, 000,000.00 USD (One million dollars).

Undertaking by SmartCard Marketing Systems Inc

Upon the signing of the LOI between the parties the company within 20 business days or sooner will have the subscription registration completed and treasury reserved for the company Primeline (Hong Kong) Limited.

The company will notify Primeline and its officers of any material changes for future subscription purchase by other parties for investment capital during the anti-dilution freeze for the 25% subscription period as per the agreement.

Wire transfer registration

The company Primeline (Hong Kong) Limited upon signing will proceed to transfer the funds as per the LOI subscription. A copy of each wire transaction for records for the Transfer Agent of Record of the company is Manhattan Stock Transfer Co.

In addition, the subscriber will provide the Identifications of the directors or officers of the company, including the business registration information.

Furthermore, the name and address as per the certificated registration upon the completion of the subscription document for the closing transaction.

About SmartCard Marketing Systems, Inc.

SmartCard Marketing, Inc. (SMKG:OTC) is a financial technology solutions provider to the global payments industry, delivering a cloud-based EMV Host platform to banks, telecoms & enterprise customers. In addition, it offers proprietary transaction software solutions & services, Genorocity, a coupon & incentive management platform, Check21SAAS a Remote Check Deposit solution for X9 clearing & VelocityMWallet, a payment ecosystem for alternative payment solutions. For more information, go to www.smartcardmarketintJsvstems.com

We seek safe Harbor

Costs: Each party will be responsible for the payment of its own costs and expenses, including reasonable attorneys' fees and expenses, in connection with the transactions contemplated in this Memorandum. The fee for development and scope of work for SmartCard Marketing Systems Inc as defined above are the expenses and costs of SmartCard Marketing Systems Inc.

No agency or finders fee: Neither party is the agent, representative nor partner of the other party and this Memorandum shall not be interpreted or construed to create an association, agency, joint venture or partnership relationship between the parties, no fee's to be paid to any party for this agreement.

Confidentiality: The parties agree to maintain in confidence the existence of this Memorandum and its contents and not to disclose same to any third party (other than their professional advisors) without the prior consent of the other party. Notwithstanding the previous sentence, either party may disclose the existence of, and the contents of, this Memorandum in connection with securities law filings as a party deems appropriate, or as required by law. No press or other publicity release will be issued to the general public concerning the proposed Transaction without mutual consent.

Good Faith Negotiations: Each of the parties will act honestly, diligently and in good faith in their respective endeavors to negotiate, settle and execute the Definitive Agreement within [60] days following the execution of this Memorandum.

Proper Law: This Memorandum will be governed by and construed in accordance with the laws of the State of Delaware and the parties hereby abide to the exclusive jurisdiction of the Courts of Wilmington, De. in any proceeding hereunder.

Binding Agreement: This Memorandum creates a binding contract and will be enforceable, except in respect of the obligations set out as defined as commercial terms inclusively. This agreement may have addendums and will be ratified time to time with the consent of both parties but will be treated as the final Definitive Agreement, duly executed and delivered by the parties, will be enforceable, and it will supersede the provisions of this Memorandum and all other agreements and understandings between the parties with respect to the subject matter of this Memorandum. The subscription of shares is not transferable to any third parties without the prior consent of the Issuer.

Public Communications

This memorandum may be a material event which the company SmartCard Marketing Systems Inc. has obligations for disclosure to OTC Markets & financial markets. Any communications by press release will be with the consent of both parties mutually.

Counterparts and Electronic Means: This Memorandum may be executed in several counterparts, each of which will be deemed to be an original and all of which together will constitute one and the same instrument. Delivery to us of an executed copy of this Memorandum by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery as of the date of successful transmission to us.

Acceptance: If you are agreeable to the foregoing terms, please sign and return to the undersigned a copy of this Agreement

Yours truly

SmartCard Marketing Systems Inc. (Issuer)

/s/ Massimo Barone
Massimo Barone
CEO & Founder

The above terms are accepted this 20th day of February 2017.

Primeline (Hong Kong) Limited

/s/ Mr. Steve John Payne
CEO Mr. Steve John Payne
Passport Provided; Yes

The above terms are accepted this 20th day of February 2017

Witness
Mr. Gary Repchuk

Officer or nominee

The above terms are accepted this 20th day of February 2017